SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D. C.

                                     FORM U-3A-2



        STATEMENT  BY  HOLDING  COMPANY  CLAIMING EXEMPTION UNDER RULE U-3A-2

        FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                        To Be Filed Annually Prior to March 1

                              KENTUCKY UTILITIES COMPANY

        hereby files with the Securities and Exchange Commission, pursuant to

        Rule  2,  its  statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and

        submits the following information:

              1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                  (a)  The Claimant.  Kentucky Utilities Company (hereinafter called  Company)  is a Kentucky and Virginia corporation, and has its principal  executive  office  at  One  Quality  Street,  Lexington,

        Kentucky  40507.  The Company is a public utility engaged principally in  the  producing,  transmitting  and  selling  electric energy.  At

        December  31,  1996,  the Company furnished electric service to about

        432,900  retail  customers  in  over  600  communities  and  adjacent suburban  and rural areas in 77 counties in central, southeastern and western Kentucky and one adjoining county in Tennessee; and also sold electric energy at wholesale in 12 municipalities, interchanged power with  two  generating  and  transmission cooperatives and supplied at retail  the  major  portion  of  the  requirements  of  one  other
        municipality.    The  Company also supplied electric service to about

        28,800  customers  in  about 40 communities and adjacent rural areas,

        located  in  five  counties  in southwestern Virginia.  The territory served  by the Company has an estimated population of about 1,000,000 and  includes  most of the "Bluegrass Region" of central Kentucky and parts  of  the coal mining areas in southeastern and western Kentucky and  southwestern  Virginia.  Automotive and related industries, coal mining,  the  manufacture of paper and paper products, electrical and other  machinery  and  rubber  and miscellaneous plastic products are among the principal industries in the territory served.  Reference is made to the Company's Form 10-K for the year ended December 31, 1995,

        and Form 10-Q's for the quarters ended March 31, 1996, June 30, 1996,

        and  September  30,  1996,  for  further  information  regarding  the business of the Company.

              (b)   Electric Energy, Inc.--The Company owns 12,400 shares of

        the  common stock, par value $100 per share, of Electric Energy, Inc.

        (hereinafter  called  EEI), an Illinois corporation, constituting 20%

        of the outstanding voting securities of EEI.  The principal executive office of EEI is located at Joppa, Illinois.  EEI owns and operates a

        steam   electric  generating  station  having  a  capacity  of  about

        1,000,000   kilowatts  located  near  Joppa,  Illinois,  and  related

        transmission  facilities  for  the  purpose  of  supplying power to a gaseous  diffusion  project  of the Department of Energy (hereinafter called  DOE)  located  near Paducah, Kentucky, under a power contract with  DOE expiring in 2005.  The delivery commitment of EEI under its power contract with DOE is 75% of the station's annual output through

        December  31,  2005,  subject  to reduction in certain circumstances.

        Under a power supply agreement between EEI and the four sponsoring companies which own its common stock (including the Company), the

        Company's entitlement of the available capacity is 20%. The Company's obligation to provide a portion  of  EEI's  operating expenses, taxes,

        and certain debt service is  based  upon  the amount of the Company's annual percentage of the  EEI station capacity.  At  December 31, 1996,

        EEI had outstanding long-term indebtedness of $130,000,000.

              For  a  description  of the organization, business, financing,

        and  properties  of  EEI,  reference  is made to the applications and declarations  (and  the  amendments and exhibits thereto) relating to

        EEI  heretofore  filed  with  the Securities and Exchange Commission,

        under  the  Public  Utility  Holding Company Act of 1935, by EEI, the

        Company,  and others in File Nos. 70-2540, 70-2647, 70-2973, 70-3095,

        70-3120,  70-3595,  and  70-3596,  and to the findings, opinions, and orders of the Commission with respect thereto.

              2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

              (a)    At  December  31, 1996, the Company owned and regularly

        operated  five  steam electric generating stations, two hydroelectric generating stations and two gas/oil turbine peaking stations.

        The  name plate ratings, effective capability and location of each of these electric generating stations is as follows:


                                                              Nameplate       Effective
                                                               Rating (KW)   Capability (KW)
          Steam:           Ghent         Ghent, Ky               2,226,060         2,000,000
                           Green River   South Carrollton, Ky      263,636           242,000
                           E.W. Brown    Burgin, Ky                739,534           661,000
                           Tyrone        Tyrone, Ky                137,500           136,000
                           Pineville     Four Mike, Ky              37,500            33,000
          Hydro:           Dix Dam &
                           Lock #7       Burgin, Ky                 30,297            24,000
          Gas/Oil Peaking: Haefling      Lexington, Ky              62,100            59,000
                           E.W. Brown    Burgin, Ky                504,000           484,000
                                                                 4,000,627         3,639,000

          At December 31, 1996, the Company also owned and operated about 4,019 pole  miles  of transmission lines; 184 transmission substations; 486 distribution  substations;  about  13,219  pole miles of distribution lines located in or adjacent to the communities served by the Company in  the  State of Kentucky and in a small rural area in one county in

        Tennessee.    The  Company also owned at December 31, 1996, about 246

        pole  miles  of  electric  transmission lines serving 15 transmission substations,  54  distribution substations and about 1,019 pole miles of  distribution  lines  located in or adjacent to the 40 communities served  by  it,  all  located  in  the  State  of Virginia.  Kentucky

        Utilities  has  major  interconnection  ties  with  the  following companies:

        UTILITY                        LOCATION                   TIE VOLTAGE

        Ohio Power Company             Kenton to Hillsboro             138 kv

        Kentucky Power Company         Rodburn to Morehead              69 kv

        Louisville Gas & Electric      Green River Steel to Cloverport 138 kv
                                       Hardinsburg to Cloverport       138 kv
                                       Finchville to Middletown         69 kv
                                       Eastwood to Shelbyville          69 kv

        Tennessee Valley Authority     Pocket to Phipps Bend           500 kv
                                       Livingston to Calvert           161 kv
                                       Livingston to Ky. Dam           161 kv
                                       Pineville to Pineville          161 kv
                                       KU Park to Pineville         161-69 kv
                                       Paducah to Ky. Dam               69 kv
                                       Paducah/Princeton to Ky. Dam     69 kv


        East Kentucky RECC             45 ties in Kentucky      161-138-69 kv

        Owensboro Municipal Utilities  Hardin County to Smith          345 kv
                                       Green River Steel to Smith      138 kv
                                       Green River Steel to Smith       69 kv

        Ohio Valley Electric           Carrollton to Clifty            138 kv

        Electric Energy Inc            Grahamville to C-33A            161 kv

        CINergy                        Ghent to Speed                  345 kv
                                       Ghent to Batesville             345 kv
                                       Ghent to Fairview               138 kv

        Big Rivers Rural Elect. Coop.  Hardinsburg to Hardinsburg      138 kv


              Reference  is  made  to  the  Company's Form 10-K for the year ended  December  31,  1995  and  Form  10-Q's  for the quarters ended

        March 31, 1996, June 30, 1996, and September 30, 1996, for additional information with respect to the properties owned by the Company.

              (b)  See paragraph (b) under Item 1 above and filings with the

        Securities   and  Exchange  Commission  referred  to  therein  for  a

        description of the properties of EEI.

              3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
              (a) Number of KWH of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.
              (b) Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside of the State in which each such company is organized.

              (c) Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside of the State in which each such company is organized, or at the State line.
              (d) Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              The  information  required by this item, so far as applicable,

        is  included  as  Exhibit D.  Neither the Company, nor EEI engages in the business of selling or distributing gas.



              The  Company  is  predominantly a public utility company whose operations  as  such  do  not extend beyond the States in which it is organized  (Kentucky  and  Virginia)  and  States  contiguous thereto

        (Tennessee)  and,  on  the  basis  of  the  foregoing, is entitled to

        exemption   as  a  holding  company  pursuant  to  paragraph  (2)  of

        Section  3(a)  of  the Public Utility Holding Company Act of 1935 and

        paragraph  (a) (2) of Rule 2 of the Commission promulgated under said

        Act.  EEI, an Illinois corporation, owns property and operates in the

        State  of  Illinois  and supplies power to the DOE project located in

        Kentucky.    Reference  is  made  to the exhibits filed herewith.  In

        1996,  the  Company  received  dividends  from  EEI  amounting  to

        $2,460,419.84.

              4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
              (b) Name of each system company that holds an interest in such
        EWG or foreign utility company; and description of the interest held.
              (c) Type  and  amount  of  capital  invested,  directly  or indirectly,  by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
              (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              The  Company  did not hold directly or indirectly any interest in  an  EWG  or a foreign utility company during the reporting period and therefore, has no information to report under this item.

                                    * * * * * * *

                  In  making  and  filing this statement, Kentucky Utilities

        Company  specifically  reserves the right to apply at any time in the future  to  the  Securities  and  Exchange Commission (a) pursuant to

        Section  2  (a)(7) of the Public Utility Holding Company Act of 1935,

        for  an  order declaring it is not a holding company under clause (a)

        of said section by reason of its investment in EEI, and/or (b) for an order  exempting it from the provisions of the Public Utility Holding

        Company  Act  of 1935 pursuant to Section 3(a) or any other provision of  said  Act or any rule or regulation of the Commission thereunder.

        Neither  the  making  and  filing  of  this  statement  nor  anything contained  herein shall constitute or be construed to be an admission that Kentucky Utilities Company is not entitled to any such order.

                  The  above-named  claimant has caused this statement to be duly  executed on its behalf by its authorized officer on this 28th day of February, 1997.



                                          KENTUCKY UTILITIES COMPANY





                                       By /s/ Michael R. Whitley
                                             Michael R. Whitley
                                             Chairman and President


        (Corporate Seal)

        Attest:



        /s/ George S. Brooks II
        George S. Brooks II, Corporate Secretary

        Names and addresses of persons to whom notices and correspondence concerning this statement should be addressed:

                              Michael R. Whitley
                              Chairman and President
                              Kentucky Utilities Company
                              One Quality Street
                              Lexington, Kentucky  40507

                              Robert A. Yolles
                              Jones, Day, Reavis & Pogue
                              77 West Wacker Drive
                              Chicago, Illinois  60601-1692



        Exhibit A-1         Balance Sheet of Kentucky Utilities Company
                            as of December 31, 1996.

        Exhibit A-2         Statement of Income of Kentucky Utilities Company
                            for the year 1996.

        Exhibit A-3         Statement  of  Surplus  of  Kentucky  Utilities
                            Company for the year 1996.

        Exhibit A-4         Balance Sheet of Electric Energy, Inc., as of
                            December 31, 1996.

        Exhibit A-5         Statement  of  Income  and  Surplus  of  Electric
                            Energy, Inc., for the year 1996.

        Exhibit B           Financial Data Schedule of Kentucky Utilities
                            Company for the year 1996.

        Exhibit C           Not applicable

        Exhibit D           Statement showing sales and purchases of electric
                            energy  for  the  calendar  year 1996 by Kentucky
                            Utilities Company and Electric Energy, Inc.

                                                                  EXHIBIT A-1
                                                                  Page 1 of 2

                              KENTUCKY UTILITIES COMPANY

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1996
                              (in thousands of dollars)

                                        ASSETS


        UTILITY PLANT

        Original Cost of Plant in Service                      $ 2,482,812
        Construction Work in Progress                               63,435

            Total                                                2,546,247
        Less:  Reserves for Depreciation                         1,067,911

            Total                                                1,478,336


        INVESTMENTS AND FUNDS (1)

        Ohio Valley Electric Corporation                               250
        Property Not Used in Operations,
            less Accumulated Depreciation                            2,813
        Investment in Associated Companies
            Electric Energy, Inc.                                    2,121
            Lexington Utilities Co.                                      1
        Other Investments                                              394
        Special Funds                                                6,971
                                                                    12,550


        CURRENT ASSETS

        Cash and Cash Equivalents                                    5,719
        Accounts Receivable Less Reserve of $520                    50,481
        Receivables from Associated Companies                          101
        Fuel, Principally Coal, at Average Cost                     30,895
        Materials and Supplies, at Average Cost                     21,656
        Prepaid Expense and Other                                    7,486
        Accrued Utility Revenues                                    24,239
                                                                   140,577

        DEFERRED DEBITS                                             41,592

                                                               $ 1,673,055

        (1) Investments and funds are stated at cost except for Electric Energy, Inc., which is stated at equity in underlying book value.

                                                                  EXHIBIT A-1
                                                                  Page 2 of 2

                              KENTUCKY UTILITIES COMPANY

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1996
                              (in thousands of dollars)

                                 LIABILITIES & EQUITY


        CAPITALIZATION

            Common Stock Equity
             Common Stock                                      $   308,140
             Retained Earnings                                     287,027
             Unappropriated Undistributed
               Subsidiary Earnings                                     825
             Capital Stock Expense                                    (595)

               Total Common Stock Equity                           595,397

            Preferred Stock                                         40,000
            Long-Term Debt                                         546,373

               Total Capitalization                              1,181,770


        CURRENT LIABILITIES

            Long-Term Debt Due Within One Year                          21
            Short-term Borrowings                                   54,200
            Accounts Payable                                        28,960
            Customers' Deposits                                      8,746
            Accrued Taxes                                            5,383
            Accrued Interest                                         8,048
            Other                                                   15,590
                                                                   120,948

        DEFERRED CREDITS AND OPERATING RESERVES

            Investment Tax Credit, Being
             Amortized Over Twenty-Five Years                       30,167
            Deferred Income Taxes                                  238,542
            Regulatory Tax Liability                                54,388
            Other                                                   47,240
                                                                   370,337

                                                               $ 1,673,055

                                                                  EXHIBIT A-2
                                                                  Page 1 of 1

                              KENTUCKY UTILITIES COMPANY

                                 STATEMENT OF INCOME
                               AS OF DECEMBER 31, 1996
                              (in thousands of dollars)


        ELECTRIC OPERATING REVENUES                            $   711,711

        OPERATING EXPENSES AND TAXES

            Electric Power Purchased                                62,490
            Fuel, Materials, Labor, etc.,
             Used in Operations                                    321,070
            Maintenance of Utility Plant                            64,161
            Provision for Depreciation                              80,424
            Federal and State Income Taxes                          51,452
            Property and Other Taxes                                14,777
        Total Operating Expenses and Taxes                         594,374


        NET OPERATING INCOME                                       117,337

        OTHER INCOME AND DEDUCTIONS

            Allow. for Funds Used Dur. Const.                           66
            Interest and Other (Net)                                 5,941
            Equity in Earnings of Subsidiary
             Companies                                               2,436

        GROSS INCOME                                               125,780

        INTEREST CHARGES

            Interest on Long-Term Debt                              37,584
            Other Interest Charges                                   2,104
            Allowance for Borrowed Funds Used
             During Construction                                       (71)

        Total Interest Charges                                      39,617

        NET INCOME                                             $    86,163

                                                                  EXHIBIT A-3
                                                                  Page 1 of 1

                              KENTUCKY UTILITIES COMPANY

                                 STATEMENT OF SURPLUS
                               AS OF DECEMBER 31, 1996
                              (in thousands of dollars)

                                    EARNED SURPLUS


        Balance December 31, 1995                              $   268,992

        Add:
            Net Income for 1996                                     86,163

        Less:
             Dividends:
               Preferred Stock 4 3/4%                                  950
               Preferred Stock 6.53%                                 1,306
               Common Stock                                         65,047


                                                                    67,303

        Balance December 31, 1996                              $   287,852

                                                                  EXHIBIT A-4
                                                                  Page 1 of 2
                                ELECTRIC ENERGY, INC.

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1996
                              (in thousands of dollars)

                                        ASSETS


        UTILITY PLANT                                           Unaudited

        Utility Plant in Service                               $   342,906
        Construction Work in Progress                                1,311
               Total                                               344,217

        Less:  Accumulated Depreciation of Utility Plant           244,906

               Total Utility Plant, Net                             99,311

        CURRENT ASSETS

        Cash                                                            79
        Working Funds                                                  293
        Temporary Cash Investments                                   4,300
        Receivables:
            Accounts Receivable                                     13,551
            Receivables from Associated Companies                   12,345
               Total Receivables                                    25,896
        Fuel Inventory                                               7,531
        Plant Materials and Supplies Inventory                       4,630
        Prepayments                                                    221
               Total Current Assets                                 42,950

        OTHER ASSETS

        Unamortized Debt Expense                                       591
        Other Deferred Debits                                       17,494
               Total Other Assets                                   18,085

        Total Assets                                           $   160,346

                                                                  EXHIBIT A-4
                                                                  Page 2 of 2
                                ELECTRIC ENERGY, INC.

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1996
                              (in thousands of dollars)

                         STOCKHOLDERS' EQUITY AND LIABILITIES


        STOCKHOLDERS' EQUITY

        Common Stock                                           $     6,200
        Retained Earnings                                            2,634
               Total Stockholders' Equity                            8,834

        LONG-TERM DEBT                                             130,000


        CURRENT LIABILITIES

        Notes Payable, Bank                                              -
        Accounts Payable                                            11,656
        Accounts Payable to Sponsoring Companies                     1,900
        Accrued Interest                                               417
        Dividends Payable                                            2,458
        Accrued Taxes Other Than Income                                  8
        Accrued Income Taxes                                             -
               Total Current Liabilities                            16,439

        OTHER LIABILITIES

        Provision for Injuries and Damages                             555
        Postretirement Benefit Liability                             1,057
        Pension Liability                                            3,121
        Deferred Taxes                                                 340
               Total Other Liabilities                               5,073

        Total Stockholders' Equity and Liabilities             $   160,346

                                                                  EXHIBIT A-5
                                                                  Page 1 of 1
                                ELECTRIC ENERGY, INC.

                             YEAR ENDED DECEMBER 31, 1996
                              (in thousands of dollars)

                           STATEMENT OF INCOME AND SURPLUS


        OPERATING INCOME                                        Unaudited

        Operating Revenues
             Sales to Department of Energy                      $  159,130
             Sales to Other Electric Utilities                      64,391
             Other Electric Revenues                                   666
                 Total Operating Revenues                          224,187

        OPERATING EXPENSES

        Purchased Power                                             61,387
        Fuel                                                        79,276
        Operation                                                   18,211
        Maintenance                                                 17,110
        Depreciation                                                15,412
        Income Taxes                                                 7,690
        Taxes Other Than Income Taxes                                1,951

                 Total Operating Expenses                          201,037

        Income From Operations                                      23,150

        OTHER (INCOME) AND EXPENSE

        Interest Income                                               (316)
        Interest Expense                                            10,007
        Other, (Net)                                                 1,271

                 Total Other (Income) and Expense                   10,962

        Net Income                                              $   12,188


        Retained Earnings Beginning of Year                     $    2,634

        Add:  Net Income                                            12,188

        Less:  Dividends Declared                                   12,188

        Retained Earnings End of Year                           $    2,634

                                                                  EXHIBIT B
                                                                  Page 1 of 1


                              KENTUCKY UTILITIES COMPANY

                                FINANCIAL DATA SCHEDULE
                         FOR THE YEAR ENDED DECEMBER 31, 1996



     Item No.          Description                           Amount
                                                         (in thousands)

        1              Total Assets                        $1,673,055

        2              Total Operating Revenues            $  711,711

        3              Net Income                          $   86,163

                                                                    EXHIBIT D
                                                                  Page 1 of 1

                        SALES AND PURCHASES OF ELECTRIC ENERGY

                                  CALENDAR YEAR 1996



                                        Kentucky              Electric
                                      Utilities Co.         Energy, Inc.
        KWH Sold (at retail
            or wholesale)            18,630,577,896       11,755,513,991

        KWH Distributed at
            retail outside of
            state in which
            organized                       138,196        8,634,588,991  (a)

        KWH Sold at wholesale
            outside of state in
            which organized or
            at state line             1,537,312,000  (d)                  (b)

        KWH Purchased outside
            of state in which
            organized or at
            state line                   69,105,000  (c)



        (a) Represents energy sold to Paducah, Kentucky, Project of Energy Research and Development Administration.

        (b) In 1996 Electric Energy, Inc., sold to Kentucky Utilities Company 1,570,074,000 kilowatt-hours of energy, which was metered at the Joppa, Illinois, Generating Station of Electric Energy, Inc., and delivered to Kentucky Utilities Company at the Paducah, Kentucky, project of the Energy Research and Development Administration.

        (c) Not  including  the  1,570,074,000  kilowatt-hours purchased from
            Electric   Energy,  Inc.,  delivery  of  which  was  received  in
            Kentucky, as stated in footnote (b) above.

        (d) Not including the 421,486,000 kilowatt-hours sold to Electric Energy, Inc.